UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of November 2006

_________________

Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated November 16, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ilan Pacholder Name: Ilan Pacholder Title: Corporate Secretary

Dated: November 16, 2006

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated November 16, 2006.

EXHIBIT 1

Elbit Systems’ US Subsidiary, EFW, Selected by Bell Helicopter
to Supply Helmet Display and Tracking Systems for US Army’s New Armed Reconnaissance Helicopter

The Program has potential value of $51 MILLION

Haifa, Israel, November 16, 2006 – Elbit Systems Ltd. (NASDAQ: ESLT) reported today that EFW, an Elbit Systems of America company, has been chosen to supply the Helmet Display and Tracking System (HDTS) for the US Army’s new Armed Reconnaissance Helicopter designed and manufactured by Bell Helicopter. The HDTS will be based on EFW’s ANVIS/HUD (Aviator’s Night Vision Imaging System / Head Up Display) with a Tracking System for pilot targeting, cueing and crew coordination. The program has potential value of $51 million through 2012.

The HDTS provides a significant increase in situational awareness and safety by allowing the pilot to fly “head out of the cockpit” during both day and night operations by projecting critical flight information into the day display and night vision goggles’ view. The system will also provide Line of Sight (LOS) cueing between pilots or display the LOS of an electro-optic payload (EOP).

The base ANVIS/HUD system has been in operational use by U.S. Army, U.S. Navy and Marine, and U.S. Air Force rotary wing pilots since the mid 1990‘s. The system is installed on most of the utility and special operations helicopter fleet platforms, including the H-60, CH-53 CH-47, CH-46, H-1, V-22 and others. The addition of the tracking and LOS functions to this proven product provides the US military aviator a helmet-mounted system that delivers state of the art situational awareness and aircrew interaction.

Commenting on the award, Raanan Horowitz, executive vice president and general manager of EFW said, “EFW is pleased and honored to be part of the ARH team. This Helmet Mounted System will provide responsive and accurate situational awareness for the ARH aircrew, allowing them to execute their mission safely and effectively.”

EFW also supplies the Integrated Helmet and Display Sighting System (IHADSS) used to provide US Army Apache attack helicopter pilots with helmet mounted night vision, flight data, and weapons targeting information.

Additionally, EFW, through its VSI joint venture, provides subsystems for the Joint Helmet Mounted Cueing System (JHMCS) used in fixed wing fighter aircraft in the US and other allied countries.

About EFW Inc.
EFW Inc., of Fort Worth, TX, specializes in the design, development, production and life-cycle support of complex military hardware and software solutions for upgrade and integration projects. As a fully accredited US Department of Defense supplier, the company also provides systems support for fixed and rotary wing aircraft, ground vehicles, naval vessels, trainers, simulators, and weapons sensors for military services and leading defense contractors.

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts

Company contact Ilan Pacholder, Corporate Secretary and VP Finance & Capital Markets Elbit Systems Ltd. Tel: 972-4 831-6632 Fax: 972-4 831- 6659 pacholder@elbit.co.il	IR Contacts Ehud Helft/Kenny Green GK International Tel: 1-866-704-6710 Fax: 972-3-607-4711 ehud@gk-biz.com kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.